Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Nine Months Ended September 30, 2010
Fixed Charges:
Interest cost and debt expense	$56,962
Interest allocable to rental expense(a)	1,846

Total	$58,808

Earnings:
Income before income tax expense(b)	$291,802
Income before income tax expense attributable to minority interests	(1,726)
Equity in income of 50 percent or less owned affiliated companies(c)	(21,544)
Dividends received from 50 percent or less owned affiliated companies(c)	12,154
Fixed charges	58,808
Interest capitalized	(3,232)
Amortization of previously capitalized interest	324

Total	$336,586

Ratio of Earnings to Fixed Charges	5.7

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)	Represents income before income tax expense for all consolidated entities, including Mid-Valley Pipeline Company and West Texas Gulf Pipe Line Company from the date of the Partnership’s acquisition of its controlling interest.
(c)	Represents dividends received from equity-method investees, which excludes dividends from Mid-Valley Pipeline Company and West Texas Gulf Pipe Line Company from the date of the Partnership’s acquisition of its controlling interest.